THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar amounts in millions)

(Unaudited)

Year Ended December 31,	2012	2011	2010	2009	2008
Earnings from continuing operations before taxes on earnings	$1,450	$1,392	$779	$1,276	$2,028

Fixed charges
Interest expense:
Deposits from banking clients	42	62	105	107	104
Payables to brokerage clients	3	3	2	3	55
Short-term borrowings	—	—	—	—	1
Long-term debt	103	108	92	71	59
Other	2	2	—	2	7

Total	150	175	199	183	226
Interest portion of rental expense	68	62	56	71	62

Total fixed charges (A)	218	237	255	254	288

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$1,668	$1,629	$1,034	$1,530	$2,316

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.7	6.9	4.1	6.0	8.0

Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	9.4	9.1	6.3	9.9	16.7

Total fixed charges	$218	$237	$255	$254	$288
Preferred stock dividends (3)	70	—	—	—	—

Total fixed charges and preferred stock dividends (C)	$288	$237	$255	$254	$288

Ratio of earnings to fixed charges and preferred stock dividends (B) ÷ (C) (1)	5.8	6.9	4.1	6.0	8.0

Ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	6.7	9.1	6.3	9.9	16.7

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock.